Omnitek Engineering Corp

__________________________________________________________________________________________________________

M E M O R A N D U M

TO:

Theresa Messinese

Joseph Foti

Julie Rizzio

Susan Block

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Werner Funk, President

Omnitek Engineering Corp.

DATE:

July 14, 2010

RE:

Omnitek Engineering Corp.

Form 10-12G

Filed: April 27, 2010

File No. 000-53955

__________________________________________________________________________________________________________

We submit the following in response to your comments by letter of July 30, 2010.  In each case to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Form 10

Description of Business, page 1

Business Development, page 1

1.

Please revise the Net Income (Loss) and Basic Loss Per Share amounts in the Period Ended March 31, 2010 (Unaudited) column of the table on page 1 as these numbers appear to reflect the Net Income (Loss) and Basic Loss Per Share for March 31, 2009 as opposed to March 31, 2010.

Response:

We have corrected the selected financial data presented to reflect the correct net loss for the period ended March 31, 2010 and the basic loss per share.

Principal Products or Services, page 2

2.

We note your response to our prior comment 6.  Please revise your filing, to the extent practicable, to disclose how much it costs and how long it takes to train a dealer or sub-dealer to perform the conversion using your kit.  How many dealers and sub-dealers have you trained to perform this conversion?

August 9, 2010

Omnitek Engineering Corp.

MEMORANDUM

Response:

We have revised the registration statement to disclose the amount of time required for training, the cost of training, and number of dealers and sub-dealers that have been trained to perform the conversions.

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration, page 6

Other Agreements, page 7

3.

We note your disclosure that you acquired a 5% minority ownership position in Omnitek Stationary.  We also note that Note 4 to your March 31, 2010 financial statements omits any mention of your 5% ownership interest in Omnitek Stationary.  Please advise.

Response:

The notes to the March 31, 2010 financial statements are condensed and do not present most of the disclosures found in the notes to the December 31, 2009 financial statements.  Because there was no change in the status of the ownership of the 5% minority ownership position during the three months ended March 31, 2010 we did not repeat the disclosure from the December 31, 2009 notes to the financial statements.  The reason the Omnitek Stationary 5% ownership was not included in note 4 is because it is not considered a related party transaction and the level of ownership does not influence the financial decisions.

Risk Factors, page 10

4.

While we note your response to our prior comment 13, it appears that your risk factors have not been revised so that they are consistent with the fact that you have no current plans to implement future plans or products.  We note, by way of example, the last three risk factors on page 11.  When discussing future plans or products, please clarify that you have no current plans to implement these future plans or products to balance the disclosure.

Response:

We have revised our risk factors so that they are consistent with the fact we have no current plans to implement future plans or products.

Management's Discussion and Analysis of Financial Condition and Results of Operations. Page 16

Results of Operations, page 16

5.

We note your response to prior comment 18.  Please revise to explain the components that comprise 'related party service' (explain the types of goods and purchases that are paid for by related parties) and discuss the reason(s) for the significant decrease in the amount from 2008 to 2009.

Response:

We have revised the Management’s Discussion and Analysis of Financial Condition by changing the name of the related party service to related party option expense, which we believe more clearly describes the nature of the expense.  We have also included officer salaries in salary wage expense for 2008 which is now consistent with the 2009 presentation.  We have added an explanation for the decrease in the related party option expense.

August 9, 2010

Omnitek Engineering Corp.

MEMORANDUM

Security Ownership of Certain Beneficial Owners and Management, page 22

6.

We note that the information provided in this section is as of April 15, 2010 and information provided in the Holders section of Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters is as of April 26, 2010.  Please revise each of these sections to provide this information as of a more recent practical date.

Response:

We have revised the statement to bring the information presented in the sections Security Ownership of Certain Beneficial Owners and Management and Holders section of Market Price of and Dividends current as of July 30, 2010.

Recent Sales of Unregistered Securities, page 30

7.

We note your disclosure in the fifth full paragraph on page 16 that you incurred a one-time $379,067 expense for the value of options extended to consultants.  Please revise this section to include this transaction to the extent it falls within the parameters of Item 701 of Regulation S-K or please advise.

Response:

The one-time $379,067 expense relates to an extension given to options held by a consultant to the Company.  These options are already fully disclosed in Item 10 - Recent Sales of Unregistered Securities.

A marked copy of the Amendment No. 3 to the Form 10 reflecting the changes is attached to this correspondence.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

Sincerely,

/s/ Werner Funk

Werner Funk

President and Chief Executive Officer